Suite 835 – 1100 Melville Street Vancouver, BC V6E 4A6 Office: (604) 568-2496 Fax: (604) 568-1540 www.argentexmining.com info@argentexmining.com

ARGENTEX APPOINTS JACK MILLER, P.Eng. AS BOARD ADVISOR AND ISSUES
STOCK OPTIONS

Vancouver, BC, Canada – August 30, 2011 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCBB: AGXMF) is pleased to announce that it has appointed Mr. Jack Miller, P.Eng., to its advisory board.

Mr. Miller holds Bachelors and Masters degrees in geological engineering and is a registered professional engineer. He has held executive roles in various precious and base metals companies where he was responsible for the entire mine development cycle, from exploration and pre-feasibility through development and construction and finally into operations. His most recent role prior to retirement in 2010 was as Chief Operating Officer for Quadra FNX Mining Ltd., where he was responsible for mining operations in Canada, the USA and Chile. Other responsibilities included technical due diligence on potential acquisition targets, human resources, and overall strategic direction.

"We are delighted to welcome Jack Miller to our advisory board”, said Ken Hicks, Argentex’s President. “Jack brings valuable mine development and operational expertise to our team, which we hope to leverage as we advance our projects in Santa Cruz, Argentina. In particular, we expect that his experience will help advance our Pinguino project, where we have already drilled approximately 56,000 meters in over 500 holes.”

In addition to Mr. Miller’s appointment, Argentex has granted options to purchase an aggregate total of 1,500,000 shares of its common stock to two officers and 14 employees and consultants at an exercise price of C$1.15. These options are for a term of five years and vest in installments.

About Argentex:

Argentex Mining Corporation is an exploration company focused on the discovery of silver, gold and polymetallic deposits on its advanced exploration project portfolio in the Patagonia region of southern Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 properties located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCBB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Ken E. Hicks"
President

For additional information please contact:

Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email: peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include those that about the Company’s hopes to leverage Jack Miller’s expertise as it advances its projects in Santa Cruz, Argentina and its expectation that Jack Miller’s experience will help it advance its Pinguino project. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, market factors and risks that are inherent in Argentex's operations including the risk that the Company may not find any minerals in commercially feasible quantity or raise funds sufficient to prosecute its exploration plans. These and other risks are described in the Company’s final short form prospectus filed in connection with the Offering, the Company's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission, which can be found on SEDAR.